Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                              September 24, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 9661
              Balanced Income Equity and ETF Portfolio, Series 51
                     CIK No. 1868545  File No. 333-259288
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Risk Factors
____________

      1. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO CHINA, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENTS IN CHINA.

      Response: If, based on the Trust's final portfolio, the Trust has material exposure to China, appropriate risk disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ______________________________
                                               Daniel J. Fallon